Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

PAETEC Holding’s ratios of earnings to fixed charges were as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
				(in thousands)
Earnings:
Income (loss) before income taxes and cumulative effect of a change in accounting principle	$(9,462)	$35,160	$40,477	$28,598	$16,233	$12,146	$(6,846)

Plus: Fixed Charges (see below)	15,265	11,289	11,703	11,376	28,207	17,814	52,155

Total Earnings	$5,803	$46,449	$52,180	$39,974	$44,440	$29,960	$45,309

Fixed Charges:
Interest expense, including amortization of debt issuance costs	14,745	10,737	10,911	10,472	27,319	17,144	51,001

Portion of rental expense deemed to represent interest	520	552	792	904	888	670	1,154

Total Fixed Charges	15,265	11,289	11,703	11,376	28,207	17,814	52,155
Preferred dividends and accretion to redemption value	—	—	—	—	—	—	—

Total Fixed Charges and Preferred Dividends and Accretion	$15,265	$11,289	$11,703	$11,376	$28,207	$17,814	$52,155

Ratio of earnings to fixed charges and preferred stock dividends	0.38	4.11	4.46	3.51	1.58	1.68	0.87

Coverage deficiency	$(9,462)	—	—	—	—	—	$(6,846)